Rec'd 7/26/06

[redacted]

06009341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51249

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT WILLIAMS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY PLACE - 53rd FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN T. GRANT 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRINKER, SIMPSON & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

850 OLD MARPLE ROAD (Address) SPRINGFIELD (City) PA (State) 19064 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 26 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

PROCESSED SEP 22 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN GRANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT WILLIAMS, L.P., as of FEBRUARY 23, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT WILLIAMS, L.P.
REPORT ON AUDIT OF FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

GRANT WILLIAMS, L.P.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

Brinker, Simpson & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Thomas M. Brinker, Jr., MS, CPA
Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

Old Marple Square
900 Old Marple Road, Suite 200
Springfield, PA 19064
(610) 544-5900
Fax (610) 544-7455
www.brinkersimpson.com

Report of Independent Auditors

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

We have audited the accompanying statement of financial condition of Grant Williams, L.P. (a Pennsylvania Limited Partnership) (the Company) as of December 31, 2005 and the related statements of income, changes in partners' capital, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams, L.P. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brinker, Simpson + Company, L.L.P.
Brinker, Simpson & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
January 30, 2006

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

(See Report of Independent Auditors)

ASSETS

Cash	$23,050
Deposit with Clearing Organization	100,000
Receivable from Clearing Organization	21,711
Receivable-Other	1,119
Accrued Interest	34,038
Marketable Securities Owned, at market value	7,365,534
Prepaid Expenses	14,329
Furniture and Equipment, Net of Accumulated Depreciation of $32,947	70,043
Leasehold Improvements, Net of Accumulated Depreciation of $0	2,500
Going Concern Value	150,000
Exchange	102,836
Deposits	1,664
Total Assets	$7,886,824

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Capital Lease Obligation	$52,433
Payable to Clearing Organization	5,927,395
Securities Sold, Not Yet Purchased, at Market Value	18,078
Accounts Payable and Accrued Expenses	159,250
Payable to Partners	3,834
Total Liabilities	6,160,990
Subordinated Borrowings	1,702,000
Partners' Capital	23,834
Total Liabilities and Partners' Capital	$7,886,824

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

(See Report of Independent Auditors)

REVENUE:		
Principal Transactions	$914,741	
Commissions	59,859	
Advisory Fees	2,175	
Interest	267,527	
Total Revenue		$1,244,302
OPERATING EXPENSES:		
Personnel Expenses:		
Guaranteed Payments to Partners	426,689	
Payroll	110,594	
Payroll - Taxes	12,123	
Employee Benefits	2,624	
Total Personnel Expenses		552,030
Other Expenses:		
Advertising & Promotion	717	
Clearing Expense	143,279	
Commissions	46,883	
Depreciation	32,955	
Insurance	4,686	
Interest	364,241	
Meals and Entertainment	5,775	
Moving Expense	4,219	
Office Expense	33,925	
Professional Fees	64,606	
Quote and Data Services	118,072	
Regulatory Fees	15,738	
Rent	45,911	
Research & Training	458	
Telephone & Utilities	21,154	
Travel	922	
Taxes	9,889	
Total Other Expenses		913,430
Total Operating Expenses		1,465,460
Net Income (Loss)		($221,158)

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

(See Report of Independent Auditors)

	PARTNERS' CAPITAL
Opening Balance @ 1-1-05	$236,726
Capital Contributed	11,256
Partner Capital Distributions	(2,990)
Net Income (Loss)	(221,158)
Ending Balance @ 12-31-05	$23,834

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

(See Report of Independent Auditors)

Cash Flows From Operating Activities:	
Net Income (Loss)	($221,158)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	32,955
(Increase)/Decrease in Operating Assets:	
Receivable - Clearing Organization	85,996
Receivable - Other	27,404
Accrued Interest	6,537
Securities, Net	946,557
Prepaid Expenses	936
Exchange	(82,832)
Increase/(Decrease) in Operating Liabilities:	
Payable to Clearing Organization	(805,566)
Accounts Payable and Accrued Expenses	37,332
Securities Sold, Not Yet Purchased	(31,797)
Net Cash (Used In) Operating Activities	(3,636)
Cash Flows From Investing Activities:	
Acquisition of Furniture & Equipment	(3,405)
Acquisition of Leasehold Improvements	(2,500)
Net Cash (Used In) Investing Activities	(5,905)
Cash Flows From Financing Activities:	
Partners' Capital Contributions	7,550
Payments on Capital Lease Obligation	(12,879)
Net Cash (Used In) Financing Activities	(5,329)
Net Decrease in Cash	(14,870)
Beginning Cash Balance	37,920
Ending Cash Balance	$23,050
Supplemental Disclosure of Cash Flow Information:	
Amount Paid for Interest	$364,564

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

(See Report of Independent Auditors)

Noncash Investing/Financing Activities:

Partner Capital Equalization Distribution - Beginning	$4,550
Partner Capital Equalization Distribution Adjustment	(716)
Partner Capital Equalization Distribution Due	$3,834

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

(See Report of Independent Auditors)

Subordinated Borrowings, January 1, 2005 and December 31, 2005	$1,702,000

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 – Nature of Business

Grant Williams, L.P. (Company), a Pennsylvania Limited Partnership, operates as a broker-dealer of investment securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and advisory services.

Securities Transactions

Amounts receivable and payable for those securities transactions reported on a trade date basis that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Income Taxes

The Company operates as a partnership for tax filing purposes. As such, all items of income and loss pass through to the partners and are taxed at their respective rates. There is no provision for income taxes included on these statements.

Depreciation

Depreciation is provided using the straight line method over estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies – continued

Going Concern Value

Partners as of December 31, 2003 and partners admitted in 2004 agreed that the Company had a value of $150,000 in excess of its book value. The Company has elected to record the intangible asset using the goodwill method in which the entire $150,000 was credited to the partners who had an interest at December 31, 2003 based on their respective ownership percentages prior to a 2003 recapitalization.

In management's opinion, there has been no impairment to the going concern value in 2005.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising and related costs in the year incurred.

Note 3 – Receivable From and Payable To Clearing Organizations

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 4 – Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

	Owned	Sold - not yet Purchased
Obligations of U.S. Government	$2,104,771	
State and Municipal Obligations	5,235,053	
Corporate Stock	10,554	
Options	15,156	18,078
TOTAL	$7,365,534	$18,078

All securities held by the Company at December 31, 2005 were readily marketable.

Note 5 – Exchange

Exchange items consisted of the following at December 31, 2005:

Payments to a limited partner in excess of earnings from his trading activities	$ 63,854
Amounts due from general partner	30,116
Other	8,866
Total	$102,836

The above items are non interest bearing and have no set repayment schedule.

Note 6 – Subordinated Borrowings

The borrowings under subordination agreements with a limited partner at December 31, 2005, are listed in the following:

Subordinated Notes, 9 percent, due March 31, 2007	$1,100,000
Subordinated Notes, 9 percent, due October 31, 2007	602,000
Total	$1,702,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 – 401k Plan

The Company maintains a 401k retirement plan covering all eligible employees who elect to participate. This is a salary deferral plan. The Company does not make matching or discretionary contributions to the plan. Employee voluntary contributions are vested at all times.

Note 8 – Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Derivatives used for hedging purposes include futures, purchased options, and written options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains and losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Note 8 – Financial Instruments - continued

Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to clearing organizations as applicable.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair value because of short maturity of the instruments, except deposit with clearing organization and subordinated borrowings. The Company estimates that the fair values of these financial instruments at December 31, 2005 do not differ materially from the carrying values on the accompanying statement of financial condition.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, securities purchased and sold on a when-issued basis (when issued securities), and delayed deliveries. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options, forward contracts, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. There is no credit risk for when-issued securities, as valuation gains are not recognized on unsettled debt security transactions. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Note 8 – Financial Instruments - continued

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2005, the gross contractual or notional amounts of derivative financial instruments used for trading purposes consisted of:

Options Held	$15,156
Options Written	$49,875

All of the Company's derivatives with off-balance-sheet risk are short-term in duration with maturities of less than one year.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk to default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 – Capital Lease

The Company leases furniture and office equipment from a bank under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through a lease, and accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in property and equipment:

Office Furniture and Equipment	$81,366
Less: Accumulated Depreciation	26,304
Total	$55,062

Note 9 – Capital Lease - continued

The following is a schedule by years of future payments required under the lease together with their present value at December 31, 2005:

Year ending December 31,		
	2006	$19,967
	2007	19,967
	2008	19,967
	2009	1,109
Total Minimum Lease Payments		61,010
Less: Amount Representing Interest		8,577
Present Value of Minimum Lease Payments		$52,433

Note 10 – Operating Lease

The Company leased office space under a two year noncancellable operating lease which expired December 31, 2005. Beginning January 1, 2006, the Company occupied offices leased by a limited partner (See Note 13 – Subsequent Events).

Note 11 – Commitments and Contingent Liabilities

The Company had an outstanding letter-of-credit agreement for $20,000 used to secure its performance under a lease agreement for office space. This agreement expired December 31, 2005. The letter-of-credit was guaranteed by a limited partner.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $938,330, which was $838,330 in excess of its required net capital of $100,000. The Company's net capital ratio was .23 to 1.

Note 13 – Subsequent Events

In 2005, four limited partners withdrew from the partnership. As of December 31, 2005, the Company had applied to the NASD for permission to retire the departing partners' subordinated notes, the payment's to be increased by the amount, if any, of the respective partner's positive capital account balances as of December 31, 2005 or decreased by the amount, if any, of the respective partner's negative capital account balances as of December 31, 2005.

The NASD approved the proposed capital withdrawals, effective January 10, 2006, with payment required to be made no later than February 10, 2006. The Company made the following payments on February 1, 2006:

Retirement of subordinated notes	$258,000
Add: Withdrawal of positive capital account balances	3,492
	261,492
Less: Offset of deficit capital account balances	(32,119)
Net withdrawal of ownership equity and subordinated liabilities	$229,373

The effect of the withdrawal based on the Company's December 31, 2005 financial position would be to reduce the Company's net capital to $708,957, which would have been $608,957 in excess of its required net capital of $100,000. The Company's net capital ratio would have been .30 to 1 had the withdrawal occurred on or before December 31, 2005.

The Company admitted a new limited partner effective January 1, 2006. In return for a 35.5% ownership interest, the new partner has agreed to provide the Company with office space, administrative staffing, and reimbursement of one half of the capital lease described in Note 9.

Supplemental Schedule

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

(See Report of Independent Auditors)

Net Capital	
Total Partners' Capital	$23,834
Add: Subordinated Borrowings Allowable in Computation of Net Capital	1,702,000
Total Capital and Allowable Subordinations	1,725,834
Deduction and/or Charges:	
Non Allowable Assets:	
Petty Cash Fund	100
Receivable - Other	1,119
Prepaid Expenses	14,329
Furniture and Equipment	70,043
Leasehold Improvements	2,500
Going Concern Value	150,000
Exchange	102,836
Deposits	1,664
Total Non Allowable Assets	342,591
Net Capital Before Haircuts On Securities Positions	1,383,243
Haircuts on Securities [compiled, where applicable pursuant to Rule 15c3-1(f)]	
U.S. Government Obligations	83,082
State and Municipal Government Obligations	337,848
Stocks	1,583
Options	21,969
Money Market	34
Undue Concentrations	397
Total Haircuts on Securities	444,913
Net Capital	$938,330
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition	
Accounts Payable & Accrued Expenses	$159,250
Partner Capital Equalization Distribution Payable	3,834
Capital Lease Obligation	52,433
Total Aggregate Indebtedness	$215,517

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

(See Report of Independent Auditors)

Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital at 1000%	$916,778
Ratio: Aggregate Indebtedness to Net Capital	22.97%
Excess Net Capital	$838,330

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2005)

Net Capital as Reported in Company 's Form X-17A-5, Part II (unaudited)	$938,330
Net Capital Per This Report	$938,330

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

(the accompanying notes are an integral part of these statements)